AUG 06 '02 11:03 FR GEOTEST CORPORATION 613 828 7268 TO 12029429627 P.01/03

02 AUG 13 AM 10:12

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

Exemption file Number: 82-1557

August 6, 2002

SUPPL

02049196

Listings Department
TSX Venture Exchange
P.O. Box 1033
Vancouver, B.C. V7Y 1H1
Fax: 1-604-844-7502

Sir/Madam:

Herewith a copy of Notice of Shares for the month of July 2002, issued pursuant to a Private Placement undertaken on behalf of Beaufield Consolidated Resources Inc. The Shares issued was accepted by the TSX Venture Exchange on July 2, 2002 (submission/file number: 74862).

We trust this meets with your requirements.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

JENS E. HANSEN, P.Eng.
President

cc. Ontario Securities Commission	Fax: 1-416-593-8252
Commission des valeurs mobilières du Québec	Fax: 1-514-873-3090
Securities and Exchange Commission	Fax: 1-202-942-9627
Alberta Securities Commission	Fax: 1-780-422-0777
Mr. Greg Chu – Gregory T. Chu, a Law Corporation	Fax: 1-604-687-6684

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

8/19

NOTICE TO THE TSX VENTURE EXCHANGE OF SHARES ISSUED UPON EXERCISE OF RESERVED SECURITIES

Name of Issuer: Beaufield Consolidated Resources Inc.

Details of shares issued:

Name of Holder	Number of Shares	Conversion Price	Nature of Grant	Date of Exercise
SIDEX société en commandité 8717 Berri Street Montreal, Quebec H2M 2T9	1,400,000 shares and 1,400,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Jens Hansen 19 Nesbitt Street Nepean, Ontario K2H 8C4	200,000 shares and 200,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Golden Calument Exploration Ltd. 23 Parkfield Crescent Nepean, Ontario K2G 0R9	100,000 shares and 100,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Michael Halvorson 1020, 10250 – 101 Street Edmonton, Alberta T5J 3P4	100,000 shares and 100,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Gestion Claude Veillette 8410 Franktown Road, RR 3 Ahston, Ottawa Ontario K0A 1BO	400,000 shares and 400,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
George Pavlich 11 Gordon Avenue Sault Ste. Marie, Ontario P6A 3H9	100,000 shares and 100,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Robert Bishop #801 – 1520 Harwood Street Vancouver, B.C. V6G 1X9	100,000 shares and 100,000 warrants	$0.10 $0.12	Private Placement Private Placement	July 26, 2002 Expire July 26, 2004
Total:	2,400,000			

Total: shares: 2,400,000

Total shares issued: 25,330,311 (as at July 31, 2002).

[signature]

Aug 6, 2002

Dated: August 6, 2002

Per: ____________________
Jens E. Hansen, President

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8111
CONNECTION TEL	613 828 7268
SUBADDRESS	
CONNECTION ID	
ST. TIME	08/06 09:50
USAGE T	01'03
PGS.	3
RESULT	OK